UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

INDEPENDENCE BANCSHARES, INC.

____________________________________________________________________________________

(Name of Issuer)

Common Stock

_______________________________________________________________________

(Title of Class of Securities)

45338E 10 7

__________________________________________________________

(CUSIP Number of Class of Securities)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[ ]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45338E 10 7

SCHEDULE 13G
1.	Names of Reporting Persons.

Robert B. Willumstad
2.	Check the Appropriate Box if a Member of a Group:		(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or place of organization

United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power
1,250,000

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
1,250,000

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

[ ]
11.	Percent of Class Represented by Amount in Row (9)
6.3%

12.	Type of Reporting Person
IN

SCHEDULE 13G

Item 1.

(a)

Name of Issuer

Independence Bancshares, Inc.

(b)

Address of Issuer’s Principal Executive Offices

Independence Bancshares, Inc.

500 E. Washington Street

Greenville, South Carolina 29601

Item 2.

(a)

Name of Person Filing

Robert B. Willumstad

(b)

Address of Principal Business Office or, if none, Residence

114 E. 72nd Street

New York, NY 10021

(c)

Citizenship

United States of America

(d)

Title of Class of Securities

Common Stock, par value $0.01 per share

(e)

CUSIP Number

45338E 10 7

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.

Ownership

(a)

Amount Beneficially Owned

1,250,000

(b)

Percent of Class

6.3%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

1,250,000

(ii)

Shared power to vote or to direct to vote

0

(iii)

Sole power to dispose or to direct the disposition of

1,250,000

(iv)

Shared power to dispose or to direct the disposition of

0

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2013

  /s/ Robert B. Willumstad

Robert B. Willumstad